PORTICOES CAPITAL CORPORATION
                          712 Fifth Avenue, 24th Floor
                               New York, NY 10019


July 22, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mary Cole, Esq.

RE:     PORTICOES CAPITAL CORPORATION
        FORM N-2 (REGISTRATION NOS. 333-114469 & 814-00657)
        FORM RW-APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

      Porticoes Capital Corporation, a Maryland corporation (the "Registrant"), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its Registration Statement on Form N-2 (Registration Nos. 333-114469 and 814-00657), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on April 14, 2004, and was amended on June 21, 2004.

      The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided to no longer currently pursue an initial public offering of its securities due to market conditions. The Registration Statement was not declared effective by the Securities and Exchange Commission and none of the Registrant's securities were sold pursuant to the Registration Statement.

      Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible. The Registrant also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Securities and Exchange Commission for future use, in accordance with, and subject to the conditions of, Rule 457(p) of the Securities Act.

      Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (212) 364-8741 and via mail at 712 Fifth Avenue, 24th Floor, New York, NY 10019 and to Thomas D. Balliett, Esq. of Kramer Levin Naftalis & Frankel LLP, via facsimile at (212) 715-8000 and via mail at Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue, New York, NY 10022.

      If you have questions regarding the foregoing application for withdrawal, please call me at (212) 364-8728 or Thomas D. Balliett at Kramer Levin Naftalis & Frankel, outside counsel to the Registrant, at (212) 715-9164.

                                    Sincerely,

                                    PORTICOES CAPITAL CORPORATION

                                    By: /s/ Phillip R. De Leonardis
                                       -------------------------------
                                    Name:  Phillip R. De Leonardis
                                    Title: Secretary and Treasurer